Mail Stop 4561

July 2, 2009

William J. Leighton
Chief Executive Officer
Soapstone Networks, Inc.
One Federal Street
Billerica, MA 01821

Re: Soapstone Networks, Inc.
    Revised Preliminary Information Statement on Schedule 14A
    Filed on July 1, 2009
    File No. 0-30865

Dear Mr. Leighton:

    We have completed our review of your revised filing and have no further comments at this time.

                                        Sincerely,

                                        Maryse Mills-Apenteng
                                        Special Counsel

cc: Via Facsimile (617) 248-4000
    Cara E. Bradley
    Choate Hall & Stewart LLP